Consent of Accountants

We hereby consent to the incorporation by reference in this annual report on Form 40-F of Shell Canada Limited of (i) our report dated January 30, 2004 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders and (ii) our report dated January 30, 2004, relating to the supplemental note that is set forth in Schedule VI of the Annual Information Form.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta
January 30, 2004